Mail Stop 4561

April 8, 2010

Subramanian Krishnan
Senior VP, CFO and Treasurer
Digi International Inc.
11001 Bren Road East
Minnetonka, Minnesota 55343

> **Re:** **Digi International Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 3, 2009**
> **File No. 001-34033**

Dear Mr. Krishnan:

We have reviewed your response letter dated March 9, 2010 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 12, 2010.

Form 10-K for the Fiscal Year Ended September 30, 2009

Schedule II – Valuation and Qualifying Accounts, page 89

1.   We note your response to prior comment 1. Please describe your accounting for sales of inventory for which you have established a reserve in further detail. As part of your response, please tell us how you ensure that your inventory reserve is reduced as sales of related inventory occur.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Attorney-Advisor, at (202) 551-3483 or Mark Shuman, Branch Chief-Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant